INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

March 30, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of the PEAK6 Plus Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Ganley on March 3, 2010, for the PEAK6 Plus Fund, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 84 filed concurrently with this correspondence.

Prospectus

1.	Table of Contents – Delete sentence regarding PEAK6 Advisors, LLC being the “Advisor” to the Fund. The Fund may move the sentence to the cover page, if desired.

RESPONSE: Sentence deleted from Table of Contents.

2.	Fees and Expenses Table:

a)	1st sentence after “Fees and Expenses” heading, add disclosure required for funds with sales load pursuant to Item 3 of Form N-1A.

RESPONSE: Please see added disclosure in Prospectus

b)	Delete footnote 1 regarding 1% CDSC on redemptions. This disclosure should be included in sales discount disclosure section further back in the Prospectus.

RESPONSE: Change updated in Prospectus.

c)	Delete footnote regarding redemption fee and disclose redemption fee information in a parenthetical next to the caption “redemption fee” in the table.

RESPONSE: Change updated in Prospectus.

d)	Add a line in the Table for wire fees charge to shareholders.

RESPONSE: Change updated in Prospectus.

3.	Principal Investment Strategies, 1st sentence, remove the statement “and with earnings per share growth or potential growth of 10% or greater” because it may lead investors to infer that the fund will also have 10% growth. Also remove same statement on page 8 of the Prospectus.

RESPONSE: Statement deleted in page 4 and 8 of the Prospectus.

4.	Principal Risks of Investing - add or clarify whether “Preferred Stock” and “Convertible Securities” are part of principal investment strategies.

RESPONSE: The following has been added at the end of the “Principal Investment Strategies” paragraph:

“The Fund’s investments in equity securities may include common stock, preferred stocks and convertible securities.”

5.	Prior Performance for Similar Account managed by the Portfolio Manager

a)
Include in the response letter, representation that (a) the portfolio manager has records of the limited partnership’s returns and (b) there were no other accounts with similar style or strategy i.e., the fund(s) or accounts managed by the portfolio manager at Geneva and William Blair, being excluded from the returns.

RESPONSE: The Registrant represents that (a) the portfolio manager have records of the limited partnership’s returns included in the Fund’s Prospectus and (b) there are no other accounts with similar strategies as the PEAK6 Plus Fund. In addition, the accounts or funds managed by the Fund’s portfolio manager at Geneva and William Blair did not employ options strategies which are principal strategies of the PEAK6 Plus Fund therefore, they do not have similar strategies as the Fund. As requested by the Commission staff on March 29, 2010, the following sentence has been added at the end of the first paragraph under this section:

“The portfolio manager did not manage any other accounts with substantially similar investment strategies as the Fund.”

b)	2nd paragraph, add a statement that the method of calculating the limited partnership’s return is not the same as the SEC’s method of calculating the fund’s returns.

RESPONSE: Change updated in Registration Statement.

SAI

6.      Add Ticker Symbol to SAI cover

RESPONSE: Ticker symbol has been added..

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (626) 914-1041.  Thank you.

Sincerely,

/s/Rita Dam

Rita Dam
Investment Managers Series Trust
Treasurer
626-914-1041